UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated February 27, 2012

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-170200) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Material Change Report and Press Release dated February 27, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: February 27, 2012	By:	/s/ “Alison T. Love”
Alison T. Love

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Enbridge Inc. (the “Corporation)

3000, 425 – 1st Street S.W.

Calgary, Alberta T2P 3L8

Item 2	Date of Material Change

February 27, 2012

Item 3	News Release

Disseminated on February 27, 2012 via Marketwire

Item 4	Summary of Material Change

The Board of Directors of Enbridge Inc. (TSX, NYSE: ENB) today announced that Patrick D. Daniel, President & Chief Executive Officer, will retire on or before the end of 2012.

The Board also announced the appointment of Al Monaco, currently President, Gas Pipelines, Green Energy and International, to Enbridge’s Board of Directors and to the position of President effective immediately. Mr. Daniel will continue as CEO and a member of the board until his retirement.

Item 5	Full Description of Material Change

The Board of Directors of Enbridge Inc. (TSX, NYSE: ENB) today announced that Patrick D. Daniel, President & Chief Executive Officer, will retire on or before the end of 2012.

The Board also announced the appointment of Al Monaco, currently President, Gas Pipelines, Green Energy and International, to Enbridge’s Board of Directors and to the position of President effective immediately. Mr. Daniel will continue as CEO and a member of the board until his retirement.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact Alison T. Love, Vice President, Corporate Secretary & Chief Compliance Officer at

(403)231-3938.

Item 9	Date of Report

February 27, 2012

NEWS RELEASE

Enbridge Announces CEO Succession Plans

Pat Daniel to retire later in 2012; Al Monaco, currently President, Gas Pipelines, Green Energy & International, named President of the Company

CALGARY, Alberta - February 27, 2012 – The Board of Directors of Enbridge Inc. (TSX, NYSE: ENB) today announced that Patrick D. Daniel, President & Chief Executive Officer, will retire on or before the end of 2012.

The Board also announced the appointment of Al Monaco, currently President, Gas Pipelines, Green Energy and International, to Enbridge’s Board of Directors and to the position of President effective immediately. Mr. Daniel will continue as CEO and a member of the board until his retirement.

“I would like to take this opportunity to recognize Pat’s tremendous contribution to Enbridge over his tenure with the Company,” said David Arledge, Chair of the Board of Directors. “Under his leadership, Enbridge’s share price has grown by 250% and the average annual total shareholder return has been 15.8%. The market capitalization of the Company has grown from $6.8 billion in January 2001 to $30.1 billion today. In 2011, Enbridge was the single largest point contributor on the Toronto Stock Exchange, delivering a total return to shareholders of nearly 40% – a notable accomplishment for a company in the energy infrastructure business. Enbridge’s success is testament to Pat’s keen sense of the needs of Enbridge’s many stakeholders, his ability to successfully navigate through challenges, and his consistent, thorough and disciplined leadership style.

“Pat will leave Enbridge with the strongest five-year plan and forward outlook that we have ever had. His commitment to ensuring Enbridge’s long-term success can be seen in the more than $13 billion of secured growth projects to come in service between 2011 and 2015 and another $35 billion of new opportunities over the 2011 to 2020 timeframe. He has established positive relationships with Enbridge’s customers, notably, the mutually beneficial 10-year Competitive Toll Settlement (CTS) signed with liquids shippers in 2011,” said Mr. Arledge.

“His commitment to Enbridge’s sustainability as North America’s leading energy delivery company is also evidenced by the Company’s rapid growth in alternative and renewable energy – from the Company’s initial investment in wind generation in 2002 to interests in close to 1,000 megawatts of generating capacity today – positioning Enbridge to continue to safely and reliably deliver the energy we need well into the future. And it has been continuously underscored by his understanding of Enbridge’s social responsibilities.”

Noted Mr. Arledge, “As a Board, we place very high priority on succession planning and on developing people to ensure the Company’s continuing success. Enbridge has an outstanding management team; choosing one individual to lead was not an easy decision. Over his 30 years of experience in the energy industry, Al Monaco has demonstrated exceptional leadership capabilities across the range of Enbridge’s businesses. A results-driven leader, he has delivered many significant achievements for the Company, notably leading the execution of a multi-billion dollar slate of growth projects on time and on budget, implementing an incentive-based rate structure at Enbridge Gas Distribution, and spearheading the Company’s entry to the Canadian midstream natural gas business. We look forward to Al joining the Board and to working with both Al and Pat over the next few months as they transition leadership responsibilities.”

Mr. Daniel joined Enbridge in 1982. He became executive vice president in 1988 and assumed the CEO role in 2001. In 2011, he was named Canada’s Outstanding CEO of the Year.

“It has been a privilege to have led Enbridge over the past 11 years, guided by the wisdom and perspective of the members of our Board, complemented by an incredibly capable management team and supported by employees who truly are the best in the business,” said Mr. Daniel. “I am tremendously proud of this Company and what we have achieved. With the strongest ever long range plan and future growth opportunities at Enbridge, this is an appropriate time to transition the role of CEO and the right time for me personally to seek new roles in retirement.”

Al Monaco joined Enbridge in 1995 and has held increasingly senior management roles at the corporate level, as well as leadership of the gas transportation, gas distribution and green energy businesses, and a pivotal role in establishing Enbridge’s Major Projects division which has been responsible for designing and constructing all of the Company’s major energy infrastructure projects.

“Al has brought a combination of proven energy industry experience, exceptional strategic insight and a relentless drive to achieve results to all of the roles he has held at Enbridge,” said Mr. Daniel. “He is a respected member of our executive leadership team and we have every confidence in his ability to lead Enbridge in capturing new opportunities and tackling challenges as the Company continues to grow. The team will remain focused on the sustainability of profitable growth, adding value for our customers and continued focus on operations, safety, environment and our people.”

Biographies of Patrick Daniel and Al Monaco follow.

About Enbridge

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,900 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com

Background Information

Editors please note: Photos of Mr. Daniel, Mr. Monaco and name are available at www.enbridge.com

Patrick D. Daniel, Chief Executive Officer, Enbridge Inc.

Patrick D. Daniel, 65, was appointed President & Chief Executive Officer of Enbridge Inc. in January, 2001. He became a Director of Enbridge Inc. in May 2000 and is also a director of a number of Enbridge subsidiaries. Pat’s energy sector experience spans over 35 years. He has held numerous positions over his years with Enbridge and its predecessor companies.

His background includes process engineering, information technology and corporate planning positions with Hudson’s Bay Oil & Gas and Home Oil. Following Home Oil’s acquisition by IPL, he served as Director, Planning for Interhome Energy Inc., and was responsible for the start-up of Enbridge’s technology and consulting business unit, its international division and expansion into the natural gas business.

Pat is a Director of Cenovus Energy Inc. and Canadian Imperial Bank of Commerce and he is a member of the North American Review Board of American Air Liquide Holdings, Inc.

Pat is an active industry and community volunteer. He is a member of the National Petroleum Council and a director of the American Petroleum Institute. He volunteers with the United Way, the Nature Conservancy Canada and numerous other non-profits.

In 2007, he was named Canadian Energy Person of the Year by the Energy Council of Canada and in 2009, he received the Distinguished Business Leader Award from the University of Calgary, Haskayne School of Business and the Calgary Chamber of Commerce. In addition, Pat was named 2010 Resource Person of the Year by the Alberta Chamber of Resources and in 2011 Pat was awarded Canada’s Outstanding CEO of the Year™ Award sponsored by The Caldwell Partners, The National Post, CTV and Deloitte.

Pat holds a Bachelor of Science degree from the University of Alberta and a Master of Science degree from the University of British Columbia, both in Chemical Engineering.

Al Monaco, President, Enbridge Inc.

Al Monaco, 52, was appointed President and a member of the Board of Enbridge Inc. February 27, 2012. Prior to his appointment, he led Enbridge’s Gas Pipelines, Green Energy and International business unit, responsible for the operation and growth of Enbridge’s gas pipelines, including the gas gathering and processing operations in the United States, the Canadian natural gas midstream business, Gulf Coast offshore assets and investments in the Alliance and Vector pipelines and Aux Sable. Al also had responsibility for Green Energy power generation in North America, the energy marketing business and international business development and investment activities.

Prior to assuming this role, Al was Executive Vice President, Major Projects and Green Energy. The Major Projects group designs and constructs all of the Company’s major energy infrastructure projects.

From 2006 to 2008, Al was President, Enbridge Gas Distribution, based in Toronto. Al was responsible for the overall leadership and operations of Enbridge Gas Distribution, Canada’s largest natural gas utility with two million residential, commercial and industrial customers in communities including Toronto, Ottawa, Niagara Falls and Barrie.

Since joining Enbridge in 1995, Al has held increasingly more responsible positions including Senior Vice President, Corporate Planning & Development responsible for long-term strategic planning, mergers and acquisitions and corporate development, and Vice President, Financial Services and Treasurer of Enbridge Energy Partners, a publicly listed U.S. Master Limited Partnership.

Prior to joining Enbridge, Al held various management positions with a large oil and gas exploration and production company.

Al earned a Master of Business Administration (Finance) from the Haskayne School of Business at the University of Calgary. He holds a Certified Management Accountant designation and is a member of the Society of Management Accountants of Alberta. Al completed the Advanced Management Program at Harvard.

Al was appointed to the Board of Directors of Enbridge Inc. February 27, 2012, and will remain a member of the boards of Enbridge Energy Partners, L.P. a U.S. publicly-traded Master Limited Partnership, Alliance Pipeline and Aux Sable Liquid Products. Al is also a member of the Board of Directors of the York University Foundation, a member of the University of Calgary Board of Governors Investment Committee and a Director of the C.D. Howe Institute.